1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 3, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/08/28:	Resignation of Representative of Juristic Person Director

99.2	Announcement on 2024/08/29:	Chunghwa System Integration Co., Ltd., the Company's subsidiary, announced the change of lease scope of right-of-use assets acquired from the Company

99.3	Announcement on 2024/08/29:	Light Era Development Co., Ltd., the Company's subsidiary, announced the acquisition of right-of-use asset from the Company

99.4	Announcement on 2024/08/30:	Announce Spokesperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2024

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Resignation of Representative of Juristic Person Director

Date of events: 2024/08/28

Contents:

1.
Date of occurrence of the change: 2024/08/28
2.
Name of legal person: Ministry of Transportation and Communications
3.
Name of the previous position holder: Hsiu-Chuan Tsai
4.
Resume of the previous position holder: Chairperson & Professor, Department of Political Science, Soochow University, Taiwan
5.
Name of the new position holder: None
6.
Resume of the new position holder: None
7.
Reason for the change: Resignation (The appointment as the Minister of the Civil Service Protection and Training Commission)
8.
Original term (from __________ to __________): from 2022/05/27 to 2025/05/26
9.
Effective date of the new appointment: NA
10.
Any other matters that need to be specified: The resignation will take effect on September 1, 2024.

EXHIBIT 99.2

Chunghwa System Integration Co., Ltd., the Company's subsidiary, announced the change of lease scope of right-of-use assets acquired from the Company

Date of events: 2024/08/29

Contents:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): No.*, Lingnan Rd., Lingya Dist., Kaohsiung City
2.
Date of occurrence of the event: 2024/08/29
3.
Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:
•
Before the change of lease scope:
(1)
Area leased: 1F, 12F, No. *, Lingnan Rd., Lingya Dist., Kaohsiung City
(2)
Transaction volume: 399.8 ping
(3)
Price per unit: NT$560 per ping per month
(4)
Total transaction amount: NT$16,119,936 (tax included)
(5)
Right-of-use assets: NT$14,021,224
•
After the change of lease scope:
(1)
Area leased: 1F, 12F, No. *, Lingnan Rd., Lingya Dist., Kaohsiung City
(2)
Transaction volume: 319.1 ping
(3)
Price per unit: NT$560 per ping per month
(4)
Total transaction amount: NT$11,436,544 (tax included)
(5)
Right-of-use assets: NT$10,016,450
4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):
•
Trading counterparty: Chunghwa Telecom Co., Ltd.
•
Relationship with the company: parent company

5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:
•
The reason for choosing the related party as trading counterparty: the company's overall business planning and requirements
•
The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA
6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA
7.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA
8.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:
•
Original lease period: 2024/01/01~2029/12/31
•
Lease period remained after the change of lease scope: 2024/09/01~2029/12/31
•
Delivery or payment terms: monthly payment
•
Contractual restrictions and other important appointments: None
9.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:
•
Trading decision method and price reference basis: price negotiation based on the original contract
•
Decision-making unit: Board of Directors
10.
Name of the professional appraisal firm or company and its appraisal price: NA
11.
Name of the professional appraiser: NA
12.
Practice certificate number of the professional appraiser: NA
13.
The appraisal report has a limited price, specific price, or special price: NA
14.
An appraisal report has not yet been obtained: NA

15.
Reason for an appraisal report not being obtained: NA
16.
Reason for any significant discrepancy with the appraisal report and opinion of the CPA: NA
17.
Name of the CPA firm: NA
18.
Name of the CPA: NA
19.
Practice certificate number of the CPA: NA
20.
Broker and broker's fee: NA
21.
Concrete purpose or use of the acquisition or disposal: office premises
22.
Any dissenting opinions of directors to the present transaction: No
23.
Whether the counterparty of the current transaction is a related party: Yes
24.
Date of the board of directors resolution: 2024/08/29
25.
Date of ratification by supervisors or approval by the audit committee: 2024/08/29
26.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes
27.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA
28.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA
29.
Any other matters that need to be specified: None

EXHIBIT 99.3

Light Era Development Co., Ltd., the Company's subsidiary, announced the acquisition of right-of-use asset from the Company

Date of events: 2024/08/29

Contents:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 1F, No.8X, Sec.4, Xinyi Rd., Da'an Dist., Taipei City 106, Taiwan
2.
Date of occurrence of the event: 2024/08/29
3.
Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:
•
Transaction unit amount: 9 ping
•
Unit price: NT$888.9 per ping per month (tax included)
•
Total transaction price: NT$192,000 (tax included)
•
Right-of-use assets: NT$180,068
4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):
•
Trading counterparty: Chunghwa Telecom Co., Ltd.
•
Relationship with the company: parent company
5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:
•
The reason for choosing the related party as trading counterparty: for the company's overall business planning and requirements
•
The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA
6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA
8.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:
•
Delivery or payment terms: semi-annually payment
•
Lease period: 2024/11/01~2026/10/31
•
Contractual restrictions and other important appointments: None
9.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:
•
Trading decision method and price reference basis: bargaining according to market conditions
•
Decision-making unit: Board of Directors
10.
Name of the professional appraisal firm or company and its appraisal price: NA
11.
Name of the professional appraiser: NA
12.
Practice certificate number of the professional appraiser: NA
13.
The appraisal report has a limited price, specific price, or special price: NA
14.
An appraisal report has not yet been obtained: NA
15.
Reason for an appraisal report not being obtained: NA
16.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA
17.
Name of the CPA firm: NA
18.
Name of the CPA: NA
19.
Practice certificate number of the CPA: NA
20.
Broker and broker's fee: NA
21.
Concrete purpose or use of the acquisition or disposal: office premises
22.
Any dissenting opinions of directors to the present transaction: No
23.
Whether the counterparty of the current transaction is a related party: Yes
24.
Date of the board of directors resolution: 2024/08/29

25.
Date of ratification by supervisors or approval by the audit committee: 2024/08/29
26.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes
27.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA
28.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA
29.
Any other matters that need to be specified: None

EXHIBIT 99.4

Announce Spokesperson

Date of events: 2024/08/30

Contents:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): spokesperson
2.
Date of occurrence of the change: 2024/08/30
3.
Name, title, and resume of the previous position holder:

Yu-Shen Chen, the Senior Executive Vice President and Chief Financial Officer, Ph.D. degree in Accounting from State University of New York at Buffalo, USA

4.
Name, title, and resume of the new position holder:

Wen-Hsin Hsu, the Professor of the Department of Accounting at National Taiwan University, Ph.D. degree in Accounting and Finance from Lancaster University, UK

5.
Type of the change (please enter: “resignation”, “position adjustment”, “retirement”, “death”, “new replacement” or “dismissal”): new replacement

6.
Reason for the change: new replacement
7.
Effective date: 2024/09/01
8.
Any other matters that need to be specified: None